

May 17, 2013

Via E-Mail
Mr. Timothy Spence
Chief Financial Officer
HASCO Medical, Inc.
15928 Midway Road
Addison, TX 75001

> **Re:** **HASCO Medical, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2012**
> **Amendment No. 1 to Form 8-K**
> **Filed on May 1, 2012**
> **File No. 000-52422**

Dear Mr. Spence:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

1.   We note that management's discussion is focused on the consolidated entity. We acknowledge the discussion should include an analysis of the consolidated financial condition and operating performance but it should also include a separate, segmented discussion to provide investors with a meaningful understanding of the material items affecting the consolidated entity. Please revise the consolidated discussion to be followed with a balanced analysis of the year-over-year comparable financial condition and

operating results of the Home Healthcare segment separate from the results of the newly-acquired Wheelchair Vans segment.

Net Revenues, page 20

2.   Please revise to expand your revenue discussion to provide a more detailed analysis of the material trends and underlying factors that contributed to changes in each of the three revenue streams identified in the table of total net revenue. With a focus on materiality, please be specific and quantify the year-over-year changes for each of the underlying factors you cite in your discussion.

Liquidity and Capital Resources, page 23

3.   We note a going concern opinion was issued on your December 31, 2011 financial statements but not on your December 31, 2012 statements. In this regard, please expand your liquidity section to address your ability to generate cash sufficiently to meet your reasonably likely future cash needs. Specifically, your liquidity section should discuss the following:

- Material cash requirements, including the funds needed to operate, implement business plans and service your debt; and

- The company's internal and external sources of cash, including how you plan to fund the amount of debt service over the next 12 months with the amount of internal and external sources of cash available.

Contractual Obligations and Off-Balance Sheet Arrangements, page 24

4.   We note your contractual obligations table does not include your floor plan financing. Please tell us why you have not presented this amount in the contractual obligations table as required by Item 303 (A)(5) of Regulation S-K and revise accordingly. To the extent the amounts or timing of future payments of these liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

5.   Please revise to present separately the revenue from tangible product sales, rentals, services and other revenues. Also tell us what consideration was given to disclosing the amount of depreciation that is recognized for rental vehicles and non-rental vehicles. See Rule 5-03(b)(1) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

6.   We note that you have not presented a separate line item for the cash paid to purchase a business, net of any cash acquired, in 2012 and 2011. Please tell us how you presented the acquisitions of Ride-Away Handicap Equipment, Corp (Ride-Away) in 2012 and Mobility Freedom, Inc. and Certified Medical Systems II in 2011 in your cash flow statements.

7.   We note the statements present the cash flows from the revolving line of credit and the floor plan note payable on a net basis and combined within one line item. Please revise to present the revolver and floor plan note payable cash inflows and outflows on a gross basis or tell us why your net presentation is appropriate. See ASC 230-10-45-7.

8.   Please tell us how the cash flows for purchases of rental equipment vehicles and proceeds from rental equipment sales are presented within the cash flow statements. Please revise to present the rental equipment cash flows on a gross basis separate from the cash flows attributable to non-rental property and equipment.

Consolidated Statements of Stockholders' equity (Deficit), page F-6

9.   You present here that you issued 176,944,450 shares in the acquisition of Ride-Away. On pages 2, F-8 and F-18 you disclose issuing 165,944,450 shares in the acquisition. Please confirm in your response exactly how many shares were issued in connection with this acquisition and revise your disclosure for consistency.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-8

10.   We note that accounts receivable represents approximately 37% of current assets at December 31, 2012. Considering the significance of accounts receivable to your financial position and liquidity, please revise your footnotes to provide the disclosures required in ASC 310-10-50-2 through 50-4. In addition, we note that Ride-Away had a concentration of accounts receivable to the Veteran's Administration at December 31, 2011. To the extent the company still has a significant amount of accounts receivables outstanding from the Veteran's Administration or any other third party payee, please disclose this concentration.

Note 4 - Intangible Property, page F-15

11.   Please tell us the nature and accounting basis for recognizing the intangible asset identified as "sales team infrastructure" recorded in your acquisition of Mobility Freedom. Based on the description it appears to resemble a value attributable to an assembled workforce which is not recognized as a separate intangible asset. See ASC 805-20-55-6. In your response please address how this asset meets either the separability criterion or the contractual-legal criterion described in the definition of an identifiable intangible asset in ASC 805.

Note 12 – Pro Forma Financial Information, page F-21

12.   With regard to your Ride-Away acquisition, please revise to include all of the disclosures required by ASC 805-10-50.   Please ensure your revised disclosure includes the purchase price allocation at the acquisition date. Tell us when you finalized your purchase price allocation and any adjustments that were recorded since the acquisition date to reach the final purchase price allocation.

Amendment No. 1 to Form 8-K filed on May 1, 2012

Exhibit 99.1
Financial Statements of Ride-Away Handicap Equipment Corp.
Note 9. Notes Payable – Line of Credit and Floor Plan, page 10

13.   We note disclosure that the floor plan had net worth covenants with which Ride-Away was not in compliance at December 31, 2011. Ride-Away further discloses that GE planned to discuss covenant requirements with the Company upon the March 1, 2012 sale of Ride-Away. Please tell us if the Company currently has to comply with any covenants for the floor plan note payable. To the extent there are covenant requirements, please disclose the nature of the covenants and whether or not the Company was in compliance at December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining